EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	Dec. 30, 2011	Dec. 31, 2010	Jan. 1, 2010	Jan. 2, 2009	Dec. 28, 2007
Earnings:
Income (loss) before income taxes	$48,392	$49,325	$(18,177)	$20,517	$23,919
Pretax credits	—	—	—	(162)	(21)

Fixed Charges:
Interest expense	$5,526	$7,839	$9,930	$10,435	$5,427
Capitalized interest	—	—	—	171	22
Discounts & deferred financing fees	11,402	10,680	10,106	9,583	6,967
Interest portion of rental expense	766	848	1,053	850	574

Total earnings and fixed charges	$66,086	$68,692	$2,912	$41,394	$36,888

Fixed Charges:
Interest expense	$5,526	$7,839	$9,930	$10,435	$5,427
Capitalized interest	—	—	—	171	22
Discounts & deferred financing fees	11,402	10,680	10,106	9,583	6,967
Interest portion of rental expense	766	848	1,053	850	574

Total fixed charges	$17,694	$19,367	$21,089	$21,039	$12,990

Ratio of earnings to fixed charges	3.7	3.5	0.1	2.0	2.8